File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Swe[illegible]
51 00
81 30

02015195

Date	19 February 2002
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	3

SCA

SUPPL

02 FEB 19 AM 8:50

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release,"SCA acquires the tissue company CartoInvest", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Margareta Hed

Peter Nyquist /Margareta Hed

Encl.

PROCESSED
FEB 25 2002
THOMSON FINANCIAL P

dlw 2/19

INFORMATION

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA acquires the tissue company CartoInvest

With the acquisition of the Italian tissue company CartoInvest – currently Europe's fourth largest consumer tissue producer – SCA secures its leading position as a supplier of tissue to the European retailers' brand market.

With sales of approximately EUR 440 M, CartoInvest is today the fourth largest consumer tissue producer in Europe. As a result of the acquisition, SCA confirms its position as the leading European producer of tissue and as the leading pan-European supplier and partner to the large and rapidly expanding retail grocery chains. Accordingly, SCA's European share of the retailers' brands market (private label) increases from 24 percent to about 32 percent and in the total consumer tissue area from 20 percent to about 25 percent. In addition to entry into the Italian tissue market, the acquisition results in a significantly increased presence in other South European markets and an improvement in market positions in several other countries, including France, Germany and UK. Moreover, the acquisition provides SCA the possibility to capitalize on significant synergies.

In Italy, SCA attains as a result of the acquisition a number three position, with a 10% market share for consumer tissue. The combination with the consumer brands SCA already sells in the country – baby diapers, feminine hygiene products and light incontinence products – provides SCA with a complete portfolio and a stable platform for continued growth.

With its focus mainly on tissue for retailers' brands, CartoInvest's capacity in 2001 amounted to about 350,000 tons of tissue, (increasing to about 400,000 tons) and 230,000 tons of converted products, produced at paper mills and converting sites in Italy, Spain, France and the UK. Production is based on 16 tissue machines, of which ten were built after 1990, and some 40 modern converting lines. The number of employees is 1,050. The production of base tissue (mother rolls) within CartoInvest will be utilized to improve supply to SCA's units, as a result of which future investments to increase base tissue production can now be delayed.

Through this acquisition, SCA increases its total European tissue manufacturing capacity by 30-35 percent and also becomes the biggest supplier in the European market for absorbent hygiene products (fluff and tissue products).

SCA will pay EUR 301 M for shares in CartoInvest. In addition, SCA will assume debt of approximately EUR 171 M. The acquisition does not include CartoInvest's board operations. Expressed in Net Present Value terms, and considering savings potentials already identified, the estimated profitability of this project will amount to a CVA index of 1.3, thereby exceeding the return requirement by at least 30 percent. The investment is projected to contribute to the Group's earnings per share already during the initial twelve-month period. After full integration with SCA's activities, which is projected to be accomplished after approximately three years, the contribution, solely considering currently identified saving possibilities, to the Group's net earnings is estimated to amount to slightly more than SEK 1 per share. At the same time, the acquisition is expected to increase the so-called sustainable cash flow from SCA's operations (the cash flow objective, currently SEK 6.2 billion) by 6 percent, based on an assumed debt-equity ratio of 0.7 (the SCA objective for its debt/equity ratio). As a result of the acquisition, the debt/equity ratio of the Group, which at year-end was 0.51, will increase by 0.09 units.

After the acquisition, CartoInvest's management will be active in central positions within SCA's European hygiene products operations.

The acquisition requires approval of the European Commission, with whom informal discussions have taken place.

Stockholm, 19 February 2002

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information, contact:

Sverker Martin-Löf, President and CEO. Phone: +46 8 788 51 51